NEWS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES ANNOUNCES PLANS
TO DRILL 5,000 METRES ON ITS CRIPPLE CREEK PROPERTY,
WEST OF TIMMINS, ONTARIO

MONTREAL, QC, Canada, September 23, 2009 – Richmont Mines Inc. (TSX/NYSE Amex: RIC) ("Richmont"), a Canadian based gold producer, is pleased to announce plans for a 5,000 metre drilling program at its 100% owned Cripple Creek Gold Project. The property is located west of the Timmins Gold Camp in Ontario, where more than 70 million ounces of gold have been produced by various mining companies over the years. Drilling is planned for the first quarter of 2010, as winter drilling conditions are preferable for this property.

The Cripple Creek property is located 5 kilometres to the south-west of the Timmins West Deposit, developed by Lakeshore Gold Corp., and the Thunder Creek joint venture (Lakeshore Gold Corp. and West Timmins Mining), where the Rusk Gold Zone is being explored. The property is also adjacent to West Timmins Mining's Thorne property, which encompasses the 144 Syenite Discovery Zone and the Golden River Trend.

Acquired in December 2002, the Cripple Creek property covers 694 hectares and consists of 27 mining claims. Geologically it is similar to the West Timmins Deposit, with mafic and ultramafic volcanics covering the main part of the property and sediments in the south. The property is bordered by the Destor-Porcupine fault to the south and the Bristol fault to the north. The North-East/South-West ("NE-SW") structure, which extends through the middle of the property, encompasses the West Timmins Deposit, the Rusk / Porphyry Gold Zones, and the 144 syenite Discovery Zone. Exploration during the 1980s and 1990s by previous owners unveiled three notable zones on the property.

Mahoney Creek Zone

Located near the NE-SW structure in the central part of the property, gold mineralization in this zone is closely related to pyrite content in sheared, carbonatized and sericitized mafic and ultramafic volcanics. Past drilling results in this area have intercepted gold values of 3.8 g/t / 5.2 metres1 ("m"), 3.8 g/t / 3.5 m, and 4.5 g/t / 7.6 m. Only one hole tested the mineralized zone below 400 metres.

Zone 16

Three altered and mineralized horizons have been identified in this area, located 600 metres to the west of the Mahoney Creek Zone. Some of the main intercepts include 4.4 g/t / 4.5 m (C96-16) and 18.5 g/t / 2.5 m (C96-18). Hole CC-05-43, drilled by Richmont in 2005, has shown that the zone is open to the west with three gold intercepts: 1.9 g/t / 33.7 m (including 5.1 g/t / 3.4 m), 1.7 g/t / 21.7 m (including 6.2 g/t / 2.4 m) and 1.2 g/t /11.5 m. This zone has not been tested below a depth of 450 metres.

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(1) All intervals presented in this news release are based on core length. No estimates for true vein width have been established at this time.

RICHMONT MINES ANNOUNCES PLANS TO DRILL 5,000 METRES ON ITS CRIPPLE CREEK PROPERTY, WEST OF TIMMINS, ONTARIO
September 23, 2009

Zone 17

This zone is also located in the western part of the property, approximately 500 metres north of Zone 16. Gold mineralization is associated with pyrite and arsenopyrite inside a quartz-carbonate alteration zone located at a mafic-ultramafic contact. The main gold intercepts were identified in holes C96-17 (3.8 g/t / 4.7 m), C96-23 (5 g/t / 5.4 m) and C96-28 (6.3 g/t / 2.2 m). The potential of this zone, which has been tested to a vertical depth of 500 metres, seems more limited.

Drilling efforts planned for the first quarter of 2010 will mainly target the lateral and depth extensions of the 16 and Mahoney Creek Zones. Richmont also plans to investigate other promising gold targets on the property in the future.

Martin Rivard
President and Chief Executive Officer

To view Figure 1. Cripple Creek Property – Regional Geology, click on the following link: http://media3.marketwire.com/docs/Figure1EN1.pdf

To view Figure 2. Cripple Creek Property – Detailed Geology, click on the following link: http://media3.marketwire.com/docs/Figure2EN1.pdf

About Richmont Mines Inc.

Richmont has produced over 1,000,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since 1991. With extensive experience in gold exploration, development and mining, the Company is well positioned to cost-effectively build its North American reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements

This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

National Instrument 43-101

This news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D, employee of Richmont Mines Inc. and qualified person as defined by National Instrument 43-101.

For more information, please contact:

Jennifer Aitken
Investor Relations
Phone: 514 397-1410	Ticker symbol: RIC
Fax: 514 397-8620	Listings: TSX – NYSE Amex
E-mail: info@richmont-mines.com	Web Site: www.richmont-mines.com